
SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2007
WASH, D.C.
186
SECTION


07008791

SECUI 07008791 MISSION

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SEC FILE NUMBER
8-65999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dynamex Trading, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clark (415) 283-3410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
FEB 0 4 2008
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamex Trading, LLC, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer

Title

Sworn and subscribed to me on the

26 day of November 2007



Notary Public


OFFICIAL SEAL
ANN M BURKE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/03/09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Dynamex Trading, LLC

Statement of Financial Condition

September 30, 2007



Dynamex Trading, LLC
Table of Contents
September 30, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Member of
Dynamex Trading, LLC

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC as of September 30, 2007 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dynamex Trading, LLC as of September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
November 27, 2007

Dynamex Trading, LLC
Statement of Financial Condition
September 30, 2007

Assets

Cash	$ 372
Receivable from clearing broker	165,165
Total assets	$ 165,537

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 28,404
Member's equity	137,133
Total liabilities and member's equity	$ 165,537

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Dynamex Trading, LLC (the "Company"), a California limited liability company organized in August 2002, is a wholly owned subsidiary of Group One Trading, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company provided execution services for the Parent through November 2006 and has since ceased operations. The Company is considering alternative operational plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions—Transactions are recorded on a trade-date basis as securities transactions occur.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

Note 2 Related-Party Transactions

The Company earned all transaction fees by providing execution services to the Parent.

Pursuant to a written agreement, the Parent provides office space and certain administrative services to the Company and allocates the approximate costs of these services to the Company.

At September 30, 2007, accounts payable and accrued expenses include $7,005 received from a dissolved entity that was affiliated through common ownership. The amount received represents the future estimated cost related to maintaining certain historical records on behalf of the affiliate.

Note 3 Concentration of Credit Risk

All trades of the Company are cleared by the clearing broker. In the event the clearing broker does not fulfill its obligation, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the clearing broker to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or, 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2007, the Company had net capital and net capital requirements of $137,133 and $100,000, respectively. The net capital rule may effectively restrict distributions to the Parent.

END